UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CONMED HEALTHCARE MANAGEMENT, INC.

(Name of Subject Company)

HANOVER MERGER SUB, INC.

(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

CORRECT CARE SOLUTIONS, LLC

(Name of Filing Persons (Parent of Offeror))

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

20741M03

(CUSIP Number of Class of Securities)

Correct Care Solutions, LLC

1283 Murfreesboro Road, Suite 500

Nashville, TN 37217

Attention: Jerry Boyle

(800) 592-2974

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Jane D. Goldstein, Esq.

Kendrick Chow, Esq.

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 59,326,387	$ 6,799

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated by adding (1) the product of (a) the offer price of $3.95 per share of common stock of Conmed Healthcare Management, Inc. (“Conmed”), par value $0.0001 per share (“Shares”) and (b) 13,959,315 Shares issued and outstanding, (2) the product of (a) the difference between (x) $3.95 and (y) an exercise price of $2.49 (the weighted-average exercise price of outstanding options) and (b) 2,752,803 Shares issuable pursuant to outstanding options with an exercise price less than $3.95 and (3) the product of (a) the difference between (x) 3.95 and (y) an exercise price of $1.85 (the weighted-average exercise price of outstanding options and (b) 80,000 Shares issuable pursuant to outstanding warrants. The number of issued and outstanding Shares and Shares issuable pursuant to options and warrants are each as represented by Conmed in the Agreement and Plan of Merger, dated as of July 16, 2012, among Correct Care Solutions, LLC, Hanover Merger Sub, Inc. and Conmed.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by .00011460.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,799	Filing Party: Correct Care Solutions, LLC
Form or Registration No.: Schedule TO	Date Filed: July 30, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 30, 2012 (which, together with any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”). This Schedule TO relates to the tender offer by Hanover Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Correct Care Solutions, LLC, a Kansas limited liability company (“Parent”) for all of the outstanding shares of common stock, per value $0.0001 per share (“Shares”), of Conmed Healthcare Management, Inc., a Delaware corporation (the “Company”), at a price of $3.95 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated July 30, 2012, attached hereto as Exhibit (a)(1)(A) (which, together with the supplement described below and any subsequent amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which collectively constitute the “Offer.”

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 9 and Item 11 in this Schedule TO, except those items to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) In the “SUMMARY TERM SHEET” of the Offer to Purchase, the paragraph under the question “What is the ‘Top-Up Option’ and when will it be exercised?”, is hereby amended by deleting the phrase “or if the Minimum Tender Condition has been waived”.

(2) Section 1 (“Terms of the Offer”) of the offer to Purchase is hereby amended by deleting the phrase “or if the Minimum Tender Condition has been waived” from the second to last paragraph.

(3) Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is hereby amended by deleting the third and fourth paragraphs and replacing them with the following:

“Parent has obtained a debt commitment letter, dated July 16, 2012 (the “Commitment Letter”), from General Electric Capital Corporation and Ares Capital Corporation (together, the “Commitment Parties”), in which the Commitment Parties have agreed, subject to the terms and conditions set forth in the Commitment Letter, to increase an existing term loan to Parent by approximately $40.2 million (as described in the Commitment Letter), such amount to be used in connection with the purchase of the Shares pursuant to the Offer (the “Debt Financing”).  The commitment of General Electric Capital Corporation in respect of the Debt Financing is approximately $33.2 million, and the commitment of Ares Capital Corporation in respect of the Debt Financing is approximately $7.0 million.  The commitments of the Commitment Parties expire on the first to occur of (a) 6:00 p.m. (New York City time) on September 14, 2012, (b) execution and delivery of the definitive amendment documentation with respect to, and funding of, the Debt Financing and (c) the closing of the Merger without the use of the Debt Financing.

The Debt Financing will be made in connection with an amendment to Parent’s existing facility. Pursuant to such amendment, subject to the terms and conditions set forth in the Commitment Letter, upon the closing of the Merger, the Commitment Parties will (i) consent to the acquisition resulting from the Merger; (ii) make certain agreed modifications to Parent’s existing credit agreement; and (iii) provide to Parent an increased senior secured term loan in the aggregate principal amount of approximately $145.0 million (consisting of (x) a continuation of the outstanding term loan under Parent’s existing credit agreement (which aggregate approximately $104.8 million) plus (y) an additional term loan pursuant to the Debt Financing in the aggregate principal amount of approximately $40.2 million) and continue to provide to Parent, on the terms and conditions of the credit facility as modified in accordance with the immediately preceding clauses (i) and (ii), up to $25.0 million under a senior secured revolving credit facility (collectively, the “Senior Secured Facilities”). The documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in the Commitment Letter.

The funding of the Debt Financing is subject, among other things, to the concurrent consummation of the Merger in accordance with the Merger Agreement in form and substance reasonably satisfactory to the Commitment Parties (provided that the Merger Agreement shall not have been amended, modified or waived in any manner materially adverse to the lenders named in the Credit Agreement without the consent of the Commitment Parties); absence of any Material Adverse Effect (as defined in, and interpreted in accordance with the Merger Agreement) since the date of the Merger Agreement; payment of required fees and expenses; delivery of certain historical and pro forma financial information of the Company to the Commitment Parties; delivery of a certificate of the Chief Financial Officer of Parent to the Commitment Parties certifying the solvency of Parent and certain guarantors; and the execution and delivery of definitive documentation.  In addition, subject to certain exceptions, neither Commitment Party shall be obligated to fund its respective commitment for the Debt Financing unless the other Commitment Party has complied with its obligations to Senior Secured Loan Fund LLC (“SSLF”) such that SSLF, as permitted assignee, has funds sufficient for the Debt Financing on the date when all conditions precedent to the funding of the Debt Financing are satisfied.

Following consummation of the Debt Financing, the Senior Secured Facilities will consist of (i) a senior secured term loan facility in an aggregate principal amount outstanding of approximately $145.0 million and (ii) a $25.0 million senior secured revolving credit facility, each maturing on April 21, 2016.

Roles. General Electric Capital Corporation, a Delaware corporation, is the administrative agent and revolver agent for the Senior Secured Facilities. GE Capital Markets, Inc. and Ares Capital Corporation are the lead arrangers and bookrunners for the Senior Secured Facilities.

Interest Rate. Loans under the Senior Secured Facilities bear interest, at Parent’s option, at a rate equal to an adjusted LIBOR rate or an alternate base rate, in each case, subject to a “floor” and an applicable margin of (i) with respect to revolving loans, 4.50% per annum, with respect to adjusted LIBOR rate loans, and 3.50% per annum, with respect to base rate loans, and (ii) with respect to term loans, 6.50% per annum, with respect to adjusted LIBOR rate loans, and 5.50% per annum, with respect to base rate loans.

Guarantors. All obligations of Parent under the Senior Secured Facilities will, subject to certain exceptions, be guaranteed by the direct holding company of Parent and each of the existing and future direct and indirect domestic subsidiaries of Parent, including, upon the consummation of the Merger, the Company and its subsidiaries. Additionally, certain physician practices that are party to management agreements or otherwise affiliated with Parent are, subject to certain exceptions, required to guarantee the Senior Secured Facilities.

Security. The obligations of Parent and the guarantors under the Senior Secured Facilities will be secured, subject to permitted liens and other agreed upon exceptions, on a first priority basis by a perfected security interest in substantially all of Parent’s and each guarantor’s tangible and intangible assets, including United States registered intellectual property, material fee-owned real property and all of the capital stock of Parent and each of its direct and indirect subsidiaries (limited, in the case of foreign subsidiaries, to 65% of the voting capital stock, and 100% of the non-voting capital stock, of first tier foreign subsidiaries). If certain security is not provided or perfected at the funding of the Debt Financing despite the use of commercially reasonable efforts to do so, the provision or perfection of such security will not be a condition precedent to the availability of the Debt Financing, but instead will be required to be delivered following the initial funding of the Debt Financing pursuant to arrangements to be mutually agreed.

Other Terms. The documentation governing the Senior Secured Facilities contains customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on liens, dispositions of assets, consolidations and mergers, loans and investments, indebtedness, transactions with affiliates, management fees and compensation, dividends, prepayments of indebtedness and other distributions, and capital expenditures, in each case subject to customary exceptions and baskets. The documentation governing the Senior Secured Facilities will also contain financial maintenance covenants setting forth minimum fixed charge cover ratios and maximum total net leverage ratios, as well as customary events of defaults. The terms and conditions of the Commitment Letter may be amended upon the written agreement of Parent and the Commitment Parties.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2012

HANOVER MERGER SUB, INC.

By:	/s/ Gerard Boyle
Name:	Gerard Boyle
Title:	President

CORRECT CARE SOLUTIONS, LLC

By:	/s/ Gerard Boyle
Name:	Gerard Boyle
Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 30, 2012.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Summary Advertisement as published in The New York Times on July 30, 2012.*

(a)(5)(A)	Joint Press Release issued by Correct Care Solutions, LLC, Hanover Merger Sub, Inc. and Conmed Healthcare Management, Inc. on July 16, 2012 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Correct Care Solutions, LLC with the Securities and Exchange Commission on July 16, 2012).*

(b)(1)	Commitment Letter, dated as of July 16, 2012, among Correct Care Solutions, LLC, General Electric Capital Corporation and Ares Capital Corporation.*

(d)(1)	Agreement and Plan of Merger, dated as of July 16, 2012, among Conmed Healthcare Management, Inc., Correct Care Solutions, LLC and Hanover Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).*

(d)(2)	Form of Tender and Voting Agreement and schedule of signatories thereto (incorporated herein by reference to Exhibit 99.1 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).*

(d)(3)	Confidentiality Agreement, dated January 24, 2012, by and between Correct Care Solutions, LLC and Conmed Healthcare Management, Inc.*

(d)(4)	Employment Agreement, dated as of July 16, 2012, by and between Richard W. Turner and Conmed Healthcare Management, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).*

(d)(5)	Employment Agreement, dated as of July 16, 2012, by and between Stephen B. Goldberg and Conmed Healthcare Management, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).*

(d)(6)	Employment Agreement, dated as of July 16, 2012, by and between Larry Doll and Conmed Healthcare Management, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on From 8-K filed by Conmed Healthcare Management, Inc. with the Securities and Exchange Commission on July 18, 2012).*

(g)	None.

(h)	None.

___________________

* Previously filed with Tender Offer Statement on Schedule TO filed with the SEC on July 30, 2012.